UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note:

On October 18, 2024, NWTN Inc., a Cayman Islands exempted company (the “Company”), received a deficiency notice from The Nasdaq Stock Market (“Nasdaq”) informing the Company that its Class B Ordinary Shares, with par value $0.0001 per share (the “Ordinary Shares”), fails to comply with the $1 minimum bid price required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the Ordinary Shares for the 30 consecutive business days prior to the date of the notice from Nasdaq.

Nasdaq’s notice has no immediate effect on the listing of the Ordinary Shares on The Nasdaq Capital Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until April 16, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to April 16, 2025.

If the Company is unable to regain compliance by April 16, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, Nasdaq will notify the Company of its determination to delist the Ordinary Shares, at which point the Company would have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of the Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. There can be no assurance that the Company will regain compliance with the minimum bid price requirement during the 180-day compliance period, secure a second period of 180 days to regain compliance, or maintain compliance with other Nasdaq listing requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 21, 2024

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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